TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

November 25, 2025		NR 09 – 2025

Avrupa to attend Resourcing Tomorrow Conference, in London, 2-4 December 2025

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that Company President/CEO, Paul W. Kuhn, will attend the upcoming Resourcing Tomorrow Conference in London from the 2nd of December through the 4th of December.  Mr. Kuhn will be available throughout the conference to meet with shareholders, investors, and potential joint venture partners.  To arrange a meeting, please contact the Company at info@avrupaminerals.com, or Mr. Kuhn, directly, at paulk@avrupaminerals.com.

The Company is actively a seeking a mining partner for its Sesmarias/Alvalade copper-zinc VMS project in the Iberian Pyrite Belt of southern Portugal.  The project is currently moving through the mining license application process in Portugal.

In Finland, Avrupa holds seven exploration permits through Finnish exploration company Akkerman Finland Oy (AFOy), in partnership with Akkerman Exploration bv.  The permits cover zinc/copper massive sulfide mineralization and targets in the Pyhäsalmi Mining District in central Finland.  Two of these permits, recently acquired, are located directly adjacent to the Pyhäsalmi Mine license.  AFOy holds one additional gold exploration permit in the Oijärvi Greenstone Belt, also in Central Finland.  Avrupa is presently looking for an earn-in joint venture partner for the extensive exploration portfolio.

The Slivova gold/silver project in Kosovo is currently managed by partner Western Tethyan Resources.  The re-permitting for the advanced exploration work is currently underway.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.